J:COM

October 16, 2006
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES SEPTEMBER 2006 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of September 30, 2006 served by J:COM's 25 managed franchises reached 2.25 million*1, up 12.7% since September 30, 2005. The increase is attributed to growth of the subscribing households in existing service areas and the addition of newly consolidated franchises. Combined revenue generating units (RGUs) for J:COM TV, J:COM NET and J:COM PHONE reached over 3.96 million*1 overall, up 529,100 units or 15.4% from the year earlier. The bundle ratio (the average number of services received per subscribing household) rose to 1.76 from 1.72 the year earlier. Details follow in the table below:

*1Excluding the number of the subscribing households for Cable West Inc.

For reference, subscriber information for Cable West Inc. that became a subsidiary at the end of September 2006 is provided in a separate table because it is preliminary and subject to adjustment until we have completed our review of such information and determined that it is presented in accordance with our policies.

Year-On-Year Subscribing Household Comparisons: *(Rounded to the nearest hundred)*

	Revenue Generating Units				Total Subscribing Households
	J:COM TV	J:COM NET	J:COM PHONE	RGU Total	
As of September 30, 2006	1,864,700 Digital: 878,300	992,600	1,104,300	3,961,600	2,250,000
As of September 30, 2005	1,684,900	837,700	909,900	3,432,500	1,996,100
Net year-on-year increase	179,800	154,900	194,400	529,100	253,900
Net increase as percentage	10.7%	18.5%	21.4%	15.4%	12.7%

Note: The table above references subscribing household totals for companies managed by J:COM.

DW 11/15

Results for J:COM's consolidated subsidiaries below.

*Total consolidated subsidiaries: 18 franchises; 34 systems*2:*

Consolidated Systems Total	**Revenue Generating Units**				**Total Subscribing Households**
	J:COM TV	**J:COM NET**	**J:COM PHONE**	**RGU Total**	
As of September 30, 2006	1,778,000	953,100	1,052,600	3,783,700	2,141,400
	Digital: 842,800				
As of September 30, 2005	1,574,400	791,700	854,400	3,220,500	1,864,900
Net year-on-year increase	203,600	161,400	198,200	563,200	276,500
Net increase as percentage	12.9%	20.4%	23.2%	17.5%	14.8%

**2Cable Net Shimonoseki Co.,Ltd became a consolidated subsidiary in August, 2006. Total will now be 18 consolidated managed franchises. Cable Net Shimonoseki subscribers as of September 30,2006 are below: (J:COM TV=25,900 <Digital=8,200>; J:COM Net=10,600; J:COM Phone=14,500; RGU total=51,000; Total Subscribing Households=28,200).*

Results for Cable West's consolidated subscribers below.

Total consolidated subsidiaries: 6 franchises; 6 systems:

	Revenue Generating Units				**Total Subscribing Households**
	TV	**NET**	**PHONE**	**RGU Total**	
As of September 30, 2006	324,800	125,700	16,000	466,500	357,800
	Digital: 148,900				
As of September 30, 2005	299,200	108,200	—	407,400	325,000
Net year-on-year increase	25,600	17,500	16,000	59,100	32,800
Net increase as percentage	8.6%	16.2%	—	14.5%	10.1%

About J:COM http://www.jcom.co.jp/

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 2.25 million*3 subscribing households (as of September 30, 2006) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 25 managed franchises (as of September 30, 2006) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 8.17 million *3(as of September 30, 2006). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

*3Excluding the number of the subscribing households for Cable West Inc.

\# \# \#

J:COM

October 10, 2006
FOR IMMEDIATE RELEASE

J:COM Announces Personnel Changes

Tokyo, JAPAN, October 10, 2006 – Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, today announced the following personnel changes:

As of October 10, 2006:

Mr. Hiroto Harada
New Position: Assistant Chief Operating Officer (based in Kansai); President, J:COM Kansai
Previous Position: Assistant Chief Operating Officer (based in Kansai); Assistant to the President, J:COM Kansai

Mr. Hideaki Sawa
New Position: Assistant to the President, J:COM Kanto Co.,Ltd.
Previous Position: President, J:COM Kansai Co.,Ltd.

About J:COM -- http://www.jcom.co.jp/
Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving over 2.2 million subscribing households (as of August 31, 2006) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 19 managed franchises (as of August 31, 2006) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 8.1 million (as of August 31, 2006). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

###

J:COM

September 29, 2006

FOR IMMEDIATE RELEASE

J:COM Announces Personnel Changes

Tokyo, JAPAN, September 29, 2006 – Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, today announced the following personnel changes

As of October 1, 2006:

Mr. Mineo Fukuda
New Position: Representative Director, Executive Vice President; Chief Operating Officer; GM, Marketing & Sales Division

Previous Position: Representative Director, Executive Vice President; Chief Operating Officer

Mr. Hiroto Harada
New Position: Assistant Chief Operating Officer (based in Kansai); Assistant to the President, J:COM Kansai

Previous Position: GM, Marketing & Sales Division and Sales Strategy Department

Mr. Shunzo Yamaguchi
New Position: Director, GM, Engineering Division; President, J:COM Technology Co., Ltd.

Previous Position: Director, GM, Engineering Division and Advanced Information Technology Division; President, J:COM Technology Co., Ltd.

Mr. Sohsuke Okada
New Position: GM, Advanced Information Technology Division

Previous Position: Deputy GM, Advanced Information Technology Division

Mr. Yoshiaki Shirai
New Position: Deputy GM, Engineering Division; GM, Network Engineering Department

As of October 15, 2006:

Mr. Akihiko Haruyama
Resignation: From Managing Director; Officer, Internal Control; Co-Chief Financial Officer, Finance

As of October 16, 2006:

Mr. Ikkyo Watanabe
New Position: Chief Financial Officer; GM, Finance & Accounting Division

Previous Position: Co-Chief Financial Officer; GM, Accounting Division

About J:COM -- http://www.jcom.co.jp/
Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving over 2.2 million subscribing households (as of August 31, 2006) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 19 managed franchises (as of August 31, 2006) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 8.1 million (as of August 31, 2006). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

(Translation from Japanese disclosure to JASDAQ)

October 26, 2006
[U.S. GAAP]

Consolidated Quarterly Financial Results Release
For the Nine Months Ended September 30, 2006

Jupiter Telecommunications Co., Ltd. (Consolidated)

Company code number: 4817 (URL http://www.jcom.co.jp/)
Shares traded: JASDAQ
Location of headquarters: Tokyo
Executive position of legal representative: Tomoyuki Moriizumi, Chief Executive Officer
Please address all communications to:
Koji Kobayashi, IR Department Phone: +81-3-6765-8157 E-Mail: KobayashiKo@jupiter.jcom.co.jp
Hiroto Motomiya, Accounting Controlling Dept. Phone: +81-3-6765-8140 E-Mail: MotomiyaH@jupiter.jcom.co.jp

1. Accounting Policy

① Adoption of any simplified accounting method : No
② Accounting policy or method change from last reporting period : No
③ Changes of consolidated companies : Yes
Number of consolidated subsidiaries as of September 30, 2006: 28 (increased by 8 from Dec. 31, 2005)
Number of affiliates (equity method) as of September 30, 2006: 5 (decreased by 2 from Dec. 31, 2005)

2. Consolidated operating results (From January 1, 2006 to September 30, 2006)

(1) Consolidated financial results

(In millions of yen, with fractional amounts rounded)

	Revenue		Operating income		Income before income taxes	
	(Millions of yen)	%	(Millions of yen)	%	(Millions of yen)	
September 30, 2006	157,902	18.4	24,760	39.9	22,016	61.2
September 30, 2005	133,413	12.7	17,705	(3.3)	13,656	7.2
December 31, 2005	183,144	13.5	24,475	8.3	16,748	32.1

	Net income		Net income per share	Net income per share, (diluted)
	(Millions of yen)	%	(Yen)	(Yen)
September 30, 2006	13,658	(2.2)	2,145. 60	2,143. 73
September 30, 2005	13,969	23.2	2,332. 90	2,326. 73
December 31, 2005	19,333	78.7	3,178. 95	3,168. 81

(Notes)

1. *The percentages shown next to revenue, operating income, income before income taxes and net income represent year-on-year changes.*

2. *Average number of outstanding shares during the term (consolidated)*

	Basic	Diluted
For the nine months ended September 30, 2006	*6,365,428 shares*	*6,371,001 shares*
For the nine months ended September 30, 2005	*5,987,696 shares*	*6,003,572 shares*
For the fiscal year ended December 31, 2005	*6,081,511 shares*	*6,100,971 shares*

(2) Consolidated financial position

	Total assets	Shareholders' equity	Equity capital ratio to total assets	Shareholders' equity per share
	(Millions of yen)	(Millions of yen)	%	(Yen)
September 30, 2006	595,904	265,411	44.5	41,677.56
December 31, 2005	516,457	251,445	48.7	39,511.48

(Notes)
Number of outstanding shares at the end of the term (consolidated): As of September 30, 2006 term: 6,368,198 shares
As of December 31, 2005 term: 6,363,840 shares

(3) Consolidated cash flow statement

	Cash flows from operating activities	Cash flows used in investing activities	Cash flows from financing activities	Balance of cash & cash equivalents
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
September 30, 2006	52,502	(96,966)	19,084	9,903
September 30, 2005	42,917	(41,249)	25,867	37,955

3. Business Results and Financial Conditions

(1) Business Results (comparisons are year-on-year)

The business conditions surrounding the Jupiter Telecommunications consolidated group (J:COM Group or Group) have further intensified as a result of the progression in the fusion of the broadcasting and communications industries. During the nine months ended September 30, 2006, the J:COM Group steadily carried out its "Volume plus Value" strategy, with focus on increasing the number of customers served (expanding volume) while raising average monthly revenue per subscriber (increasing value).

In terms of volume strategy, the J:COM Group strengthened its sales and marketing capabilities and continued to actively promote bulk contracts with multiple dwelling units (MDUs) under its "J:COM In My Room," program, which is designed to convert MDUs into a stable revenue source. In addition, the J:COM Group endeavored to provide a service package centering on high-speed Internet access and telephony, developed especially for approximately 200,000 small and home offices (SOHO) within the Group's service areas. The J:COM Group also concentrated resources on extending its networks in order to increase the number of homes passed ("homes passed" refers to the number of households that can be connected through lines that have been laid for cable television, high-speed Internet access and telephony). In August 2006, the J:COM Group acquired a controlling interest in Cable Net Shimonoseki Co.,Ltd., formerly an equity-method managed affiliate. On September 28, 2006, the J:COM Group acquired shares of Kansai-based CATV operator Cable West Inc., which were held by Matsushita Electric Industrial Co.,Ltd. and Kosaido Co.,Ltd., as well certain shares held by minority shareholders, and thereby making Cable West a consolidated subsidiary. Cable West was the third-largest domestic operator, and is J:COM's largest acquisition since our listing on the JASDAQ Exchange. The Cable West group consists of 6 managed franchises and an MSO, and operates in 9 wards in the city of Osaka as well as 11 cities and 1 town in the northern part of the Osaka prefecture. The total number of customers is 357,800* as of the end of September 2006, increasing the total number of customers of the J:COM Group to approximately 2,500,000* as of the end of September, 2006. By making the Cable West acquisition, J:COM increased its market share for domestic cable television from 30% to 35% (as estimated by J:COM), which strengthens its competitiveness. By Cable West joining the J:COM Group it expands the number of homes passed in J:COM's service area by 1,397,700* from approximately 7.64 million households to approximately 9.04 million households* as of the end of September 30, 2006. In addition, the J:COM Group expects operational synergies such as a reduction of operational costs through the sharing of facilities with its existing subsidiaries, joint procurement of programming, equipment and materials, economies of scale, and more efficient sales and marketing. With a new Kansai-region strategy in sight, J:COM will make efforts to become a significant contributor to the development of the region and industry.

In terms of value strategy, with the aim of increasing ARPU (average revenue per unit) and reducing churn rates, the J:COM Group further promoted to offer bundled services, in which the three services provided (J:COM TV, J:COM NET, and J:COM PHONE) are combined into a single package. The J:COM Group promotes subscription to J:COM TV Digital service and the shift to the digital service from analog. As a result, the number of subscribers to J:COM TV Digital, excluding Cable West, surged to 842,800 as of the end of September 2006, resulting in a digital service ratio of 47.4%. Its digital video recording (DVR) service "HDR," which was introduced in April 2006 and enables recording of high-definition broadcasting to an internal hard drive, has been well received by our customers due to its features and strong value. The J:COM Group received more than 50,000 applications for the HDR service in the five months since it began accepting applications. In addition, the J:COM Group continued to endeavor to expand appealing content for its video on demand service "J:COM On Demand." In August 2006, the Group introduced MoviePlus HD, a cable TV operator-exclusive high-definition channel and made a decision to introduce KBS World in October 2006, which consists mainly of Korean dramas.

* Subscriber information for Cable West Inc. is preliminary and subject to adjustment until we have completed our review of such information and determined that it is presented in accordance with our policies. The services Cable West provides are different from those under J:COM brand.

Through these activities, the J:COM Group strives to differentiate and enhance the attractiveness of its cable TV services. On the Internet access service, the J:COM Group strengthened sales and marketing activities for a new Internet access service called "J:COM NET Hikari," which was introduced in August 2005, with access speed of up to 100Mbps to residents of MDUs. In March 2006, the J:COM Group launched its mobile phone service, in alliance with WILLCOM, Inc. Furthermore, the J:COM Group established two new call centers in Sapporo and Fukuoka, each responsible for outbound calls to existing subscribers. The call centers focus is on raising customer satisfaction, boosting ARPU and lowering churn rates through the introduction of services based on the tastes of each subscriber.

In August 2006, the J:COM Group began offering a new service to program suppliers called "Digital Viewership Ratings." This service offers the viewership ratings of multichannel digital broadcasts that are being made available for the first time on a full-scale basis, and the J:COM Group hopes this service will contribute to increase the number of subscribers to multichannel broadcasts by enabling programmers to more fully customize channels and show producers to tailor content based on audience preferences.

The number of J:COM Group customers connected, excluding the Cable West group, has increased from September 30, 2005 by 276,400 (15%) to 2,141,400 as of September 30, 2006. The breakdown per service and the increases from September 30, 2005 are as follows: cable TV increased by 203,600 (13%) to 1,778,000 revenue generating units (RGUs), including digital TV services which increased by 348,500 (71%) to 842,800 RGUs and occupy 47% of cable TV RGUs. High-speed Internet access and telephony services, increased by 161,400 (20%) to 953,100 and by 198,200 (23%) to 1,052,600 RGUs, respectively. RGU per customer also increased to 1.77 at September 30, 2006 compared to 1.73 at September 30, 2005.

As a result of subscriber growth, subscription fees increased by ¥22,273 million, or 19%, to ¥141,617 million. Other revenue increased by ¥2,216 million, or 16%, to ¥16,285 million for the nine months ended September 30, 2006. As a result, total revenue increased by ¥24,489 million, or 18%, to ¥157,902 million. The effect of acquisitions accounted for approximately ¥8,313 million of such total revenue increase.

Operating and programming costs increased by ¥9,401 million, or 17%, to ¥64,215 million. The effect of acquisitions accounted for approximately ¥1,556 million, or 17% of such increase in operating and programming costs with the remaining increase primarily the result of a ¥3,337 million increase in programming costs associated with the 13% increase in the number of cable television subscribers, excluding Cable West, and ¥695 million increase in maintenance expense.

Selling, general and administrative expenses increased by ¥4,642 million, or 17%, to ¥31,398 million. The effect of acquisitions accounted for approximately ¥3,734 million, or 80% of such increase with the remaining increase primarily attributable to increased salary, wages and other employee related costs, partially offset by decreased marketing and advertising expenses.

Stock compensation expense decreased by ¥2,364 million, or 89%, to ¥287 million. In January 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share Based Payment (SFAS No. 123R), applying the modified prospective method. The adoption of SFAS No. 123R primarily resulted in a change in our method of recognizing the fair value of share-based compensation and estimating forfeitures for all unvested awards.

Depreciation and amortization expenses increased by ¥5,755 million, or 18%, to ¥37,242 million. The increase was primarily attributable to additions to the fixed assets related to the installation of services to new customers, the expansion and upgrade of our networks, and ¥2,543 million of the increase related to acquisitions.

Operating income increased by ¥7,055 million, or 40%, to ¥24,760 million.

Interest expense, net, decreased by ¥1,649 million, or 40%, to ¥2,489 million. This decrease is primarily due to the repayment of our ¥50 billion subordinated loan facility in March 2005, reduced margins under the current bank facility, and reduced bank fee amortization.

Income before income tax was increased by ¥8,360 million, or 61%, to ¥22,016 million.

Net income for the nine months ended September 30, 2006 decreased by ¥311 million, or 2%, to ¥13,658 million for the reasons set forth above.

(2) Financial situation

As of September 30, 2006, cash and cash equivalents balance was ¥9,903 million, a decrease of 74% (of ¥28,052 million) compared to September 30, 2005.

The following is a summary of cash flow during the interim period ended September 30, 2006 as compared to the interim period ended September 30, 2005.

Cash Flows from Operating Activities

Net cash provided by operating activities amounted to ¥52,502 million, an increase of ¥9,585 million compared to net cash provided in the previous period of ¥42,917 million. This was primarily the result of a ¥10,447 million increase in operating income before depreciation, amortization and non-cash stock compensation charges.

Cash Flows from Investing Activities

Net cash used in investing activities amounted to ¥96,966 million, an increase of ¥55,717 million compared to net cash used in the previous period of ¥41,249 million. The increase was primarily attributable to a ¥10,847 million increase in capital expenditures and a ¥46,178 million increase in the acquisition of new subsidiaries, net of cash acquired, and the acquisition of minority interest in consolidated subsidiaries.

Cash Flows from Financing Activities

Net cash provided by financing activities amounted to ¥19,084 million, a decrease of ¥6,783 million compared to net cash provided in the previous period of ¥25,867 million. The net cash provided by financing activities for the nine months ended September 30, 2006 primarily consisted of ¥76,139 million increase in short term loans and long-term debt primarily obtained to fund the Cable West acquisition and refinance certain long-term debt, offset by ¥49,620 million in principle payments of long-term debt and ¥6,647 million principle payment of capital leases. The net cash provided by financing activities for the nine months ended September 30, 2005 primarily consisted of ¥90,980 million from the proceeds on the issuance of the common stock and repaid ¥59,032 million in long-term debt and ¥8,885 million of principal on its capital leases.

(3) Forecasts for the year ending December 2006

The forecasts that were previously announced by the Company on January 30, 2006 have been updated as follows, with revisions explained.

(Millions of yen, except percentages)

	Revenue	Operating income	Income before income taxes	Net income
Last disclosure (A)	220,000	31,500	27,000	18,500
Forecast (B)	221,000	31,500	27,500	19,500
Change (B-A)	1,000	—	500	1,000
Change %	0.5%	—	1.9%	5.4%

(N.b.) Estimated net income per share (annual): 3,062.09 yen

Considering our actual business results for the nine months ended September 30, 2006 and estimating the results for the fourth quarter of 2006, which includes the Cable West group, we anticipate an increase in revenue of ¥1,000 million, operating income to remain unchanged at ¥31,500 million, income before income taxes to increase by ¥500 million and net income to increase by ¥1,000 million, as compared to our last disclosure.

(Cautionary note regarding future-related information)

The forecasts contained in this report have been prepared on the basis of information that is currently available. Because such estimates are inherently very uncertain, actual results may differ from the forecasts. The Company does not guarantee that it will achieve these estimated results and advises readers to refrain from depending solely on these forecasts. Readers should also note that the Company is under no obligation to revise this information on a regular basis.

Consolidated Quarterly Financial Statements

JUPITER TELECOMMUNICATIONS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(YEN IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Account	9 months ended September 30, 2006	9 months ended September 30,2005	Change		12 months ended Dec. 31, 2005
	Amount	Amount	Amount	(%)	Amount
Revenue:					
Subscription fees	141,617	119,344	22,273	18.7	163,378
Other	16,285	14,069	2,216	15.8	19,766
	157,902	133,413	24,489	18.4	183,144
Operating costs and expenses					
Operating and programming	(64,215)	(54,814)	(9,401)	(17.1)	(76,133)
Selling, general and administrative	(31,398)	(26,756)	(4,642)	(17.4)	(36,988)
Stock compensation	(287)	(2,651)	2,364	89.2	(2,210)
Depreciation and amortization	(37,242)	(31,487)	(5,755)	(18.3)	(43,338)
	(133,142)	(115,708)	(17,434)	(15.1)	(158,669)
Operating income	24,760	17,705	7,055	39.9	24,475
Other income :					
Interest expense, net:					
Related parties	(805)	(727)	(78)	(10.7)	(988)
Other	(1,684)	(3,411)	1,727	50.6	(6,715)
Other income, net	452	277	175	63.7	322
Income before income taxes and other items	22,723	13,844	8,879	64.1	17,094
Equity in earnings of affiliates	190	301	(111)	(36.8)	651
Minority interest in net income of consolidated subsidiaries	(897)	(489)	(408)	(83.6)	(997)
Income before income taxes	22,016	13,656	8,360	61.2	16,748
Income taxes(expense)/benefit	(8,358)	313	(8,671)	–	3,071
Income before cumulative effect of accounting change	13,658	13,969	(311)	(2.2)	19,819
Cumulative effect of accounting change	–	–	–	–	(486)
Net income	13,658	13,969	(311)	(2.2)	19,333
Per Share data					
Income before cumulative effect of accounting change per share – basic	2,145.60	2,332.90	(187.30)	(8.0)	3,258.96
Income before cumulative effect of accounting change per share – diluted	2,143.73	2,326.73	(183.00)	(7.9)	3,248.57
Cumulative effect of accounting change per share – basic	–	–	–	–	(80.02)
Cumulative effect of accounting change per share – diluted	–	–	–	–	(79.76)
Net income per share – basic	2,145.60	2,332.90	(187.30)	(8.0)	3,178.95
Net income per share – diluted	2,143.73	2,326.73	(183.00)	(7.9)	3,168.81
Weighted average number of ordinary shares outstanding – basic	6,365,428	5,987,696	377,732	6.3	6,081,511
Weighted average number of ordinary shares outstanding – diluted	6,371,001	6,003,572	367,429	6.1	6,100,971

(Note) Percentages are calculated based on amounts before rounding.

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(YEN IN MILLIONS)

Account	September 30, 2006	December 31, 2005	Change
	Amount	Amount	Amount
Current assets:			
Cash and cash equivalents	9,903	35,283	(25,380)
Accounts receivable	15,231	10,754	4,477
Allowance for doubtful account	(430)	(285)	(145)
Prepaid expenses and other current assets	15,652	13,454	2,198
Total current assets	40,356	59,206	(18,850)
Investments:			
Investments in affiliates	2,419	5,155	(2,736)
Investments in other securities, at cost	801	2,890	(2,089)
	3,220	8,045	(4,825)
Property and equipment, at cost:			
Land	2,780	1,796	984
Distribution system and equipment	460,366	395,738	64,628
Support equipment and buildings	30,346	28,246	2,100
	493,492	425,780	67,712
Less accumulated depreciation	(169,814)	(144,080)	(25,734)
	323,678	281,700	41,978
Other assets:			
Goodwill, net	206,964	150,030	56,934
Other	21,686	17,476	4,210
	228,650	167,506	61,144
	595,904	516,457	79,447

Account	September 30, 2006	December 31, 2005	Change
	Amount	Amount	Amount
Current liabilities:			
Short-term loans	1,800	2,000	(200)
Long-term debt–current portion	15,593	11,508	4,085
Capital lease obligations–current portion			
Related parties	10,334	9,253	1,081
Other	1,729	1,299	430
Accounts payable	19,300	19,855	(555)
Accrued expenses and other liabilities	18,916	10,236	8,680
Total current liabilities	67,672	54,151	13,521
Long-term debt, less current portion	161,034	133,096	27,938
Capital lease obligations, less current portion:			
Related parties	28,659	25,292	3,367
Other	6,157	2,679	3,478
Deferred revenue	59,341	44,346	14,995
Redeemable preferred stock of consolidated subsidiary	500	500	–
Other liabilities	1,862	1,658	204
Total liabilities	325,225	261,722	63,503
Minority interests	5,268	3,290	1,978
Shareholders' equity:			
Ordinary shares no par value	114,655	114,481	174
Additional paid-in capital	195,729	195,219	510
Accumulated deficit	(44,695)	(58,353)	13,658
Accumulated other comprehensive gain (loss)	(278)	98	(376)
Treasury stock	(0)	(0)	(0)
Total shareholders' equity	265,411	251,445	13,966
	595,904	516,457	79,447

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(YEN IN MILLIONS)

Classification	9 months ended September 30, 2006 Amount	9 months ended September 30, 2005 Amount	12 months ended Dec. 31, 2005 Amount
Cash flows from operating activities:			
Net income	13,658	13,969	19,333
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	37,242	31,487	43,338
Equity in earnings of affiliates	(190)	(301)	(651)
Minority interest in net income of consolidated subsidiaries	897	489	997
Stock compensation expenses	287	2,651	2,210
Deferred income taxes	4,719	(1,798)	(5,257)
Cumulative effect of accounting change	–	–	486
Changes in operating assets and liabilities, excluding effects of business combinations:			
(Increase)/decrease in accounts receivable, net	(826)	422	(974)
Increase in prepaid expenses and other current assets	(2,779)	(1,479)	(1,499)
(Increase)/decrease in other assets	643	(315)	2,810
Increase/(decrease) in accounts payable	(1,597)	930	4,955
Increase/(decrease)in accrued expenses and other liabilities	4,198	630	(335)
Provision for retirement allowance	(77)	(2,579)	(2,676)
Decrease in deferred revenue	(3,673)	(1,189)	(1,974)
Net cash provided by operating activities	52,502	42,917	60,763
Cash flows from investing activities:			
Capital expenditures	(34,516)	(23,669)	(38,405)
Acquisition of new subsidiaries, net of cash acquired	(56,622)	(13,094)	(12,049)
Investments in and advances to affiliates	–	165	140
Acquisition of minority interest in consolidated subsidiaries	(6,667)	(4,017)	(4,905)
Other investing activities	839	(634)	(2,011)
Net cash used in investing activities	(96,966)	(41,249)	(57,230)
Cash flows from financing activities:			
Proceeds from issuance of common stock	396	90,980	91,420
Net increase/(decrease) in short-term loans	(200)	1,084	1,750
Proceeds from long-term debt	76,339	1,720	126,904
Principal payments of long-term debt	(49,620)	(59,032)	(187,542)
Principal payments under capital lease obligations	(6,647)	(8,885)	(11,970)
Other financing activities	(1,184)	–	768
Net cash provided by financing activities	19,084	25,867	21,330
Net increase/(decrease) in cash and cash equivalents	(25,380)	27,535	24,863
Cash and cash equivalents at beginning of year	35,283	10,420	10,420
Cash and cash equivalents at end of term	9,903	37,955	35,283

Segment Information

(1) Operating segments

The Jupiter Telecommunications Group (the Company and its consolidated subsidiaries) has determined it has one reportable segment "Broadband services". Therefore, information on operating segments is not required in this section.

(2) Segment information by region

Because the Company does not have any overseas subsidiaries or branches, this section is not applicable.

J:COM

October 25, 2006

J:COM Gunma and J:COM Kanto to Merge, Creating 400,000 Subscriber System

Tokyo, Japan—Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817) announced today, by a resolution of its board of directors, the merger of two wholly-owned consolidated subsidiaries, J:COM Gunma Co., Ltd. (J:COM Gunma) and J:COM Kanto Co., Ltd. (J:COM Kanto), with the latter as the surviving entity. The merger will be effective December 1, 2006.

As J:COM group operating companies, both J:COM Kanto and J:COM Gunma have been providing J:COM's array of multi-channel cable television, high-speed Internet access, primary fixed-line telephony and mobile phone services in the Kanto region. By merging the two, J:COM group seeks to enhance management efficiency to better maintain growth and compete more effectively in a rapidly evolving competitive landscape.

When the two companies are fully integrated, J:COM Kanto will be one of the leading franchises in the Kanto area, serving approximately 400,000 subscribers and 1.2 million homes passed. With a more significant branded presence, J:COM Kanto will be more recognizable as a community resource and leading provider of services to local customers. J:COM Kanto will also benefit from operational efficiencies once the two are combined, with a stronger financial position and greater management synergy.

(1) Merger Schedule
General Shareholders Meetings at both Companies: November 1, 2006 *(planned)*
Merger Date: December 1, 2006 *(planned)*

(2) Merger Method: J:COM Kanto Co., Ltd. to remain as the surviving entity

Profile of Merging Companies

Company name	J:COM Kanto Co., Ltd (surviving entity)	J:COM Gunma Co., Ltd.
Business operations	Cable television services Telephony services High-Speed Internet connection services	Cable television services Telephony services High-Speed Internet connection services
Service areas	Tokyo: Itabashi , Nishitokyo , Higashimurayama , Kiyose , Kodaira , Higashikurume Kanagawa Prefecture Sagamihara *(not all areas)*, Yamato *(not all areas)* Chiba Prefecture Abiko , Kashiwa , Kamagaya , Noda	Gunma Prefecture: Maebashi , Takasaki , Annaka
Date of Establishment	January 10, 1995	August 29, 1995
Headquarters	1-1-30, Shiba Daimon, Minato-ku, Tokyo	374, Takazekimachi, Takasaki, Gunma
Representative	Akira Ito, President & Representative Director	Shu Adachi, President & Representative Director
Paid-in capital	15.056 billion yen	2.752 billion yen
Fiscal year-end	December 31	December 31
Ownership	Jupiter Telecommunications Co., Ltd. 100%	Jupiter Telecommunications Co., Ltd. 100%

The merger will not affect J:COM's business results, as the two merging companies are both current consolidated subsidiaries.

About J:COM http://www.jcom.co.jp/

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 2.25 million*[3] subscribing households (as of September 30, 2006) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 25 managed franchises (as of September 30, 2006) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 8.17 million *[3](as of September 30, 2006). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

*[3]Excluding the number of the subscribing households for Cable West Inc.

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Highlights of 2006 Q3 (1/2)

October 26, 2006

Jupiter Telecommunications Co., Ltd.

Unit:Yen in 100 million(rounding in 10 million yen)

P/L	9 months ended Sept. 30, '06	9 months ended Sept. 30, '05	Change Amount	Change %	Estimate for the year ending Dec. 31, 2006	Progress (%)	Explanation of changes
Revenue:							
Subscription fee	1,416	1,193	223	19%			Revenue breakdown: Cable TV 734(+110, or +18%), HS Internet 422(+77, or +22%), Telephony 261(+36, or +16%), effect of acquisition(+71)
Other	163	141	22	16%			
Total	1,579	1,334	245	18%	2,210	71%	Effect of acquisition (+83)
Operating costs and expenses:							
Operating & programming costs	(642)	(548)	(94)	17%			In line with an increase in RGU, program purchase cost, wages and others increased. Effect of acquisition(+16)
Selling, general & administrative	(314)	(268)	(46)	17%			Increase due to effect of acquisitions(+37), however, the growth rate of SGA was less than that of revenue due to lower increase in wages and decrease in advertising expense.
Stock compensation	(3)	(27)	24	(89%)			In 2005 under variable accounting, and fair value exceeded exercisable price.
Depreciation & amortization	(372)	(315)	(57)	18%			Increase in installation equipments, and the expansion of network. Effect of acquisition(+25)
Operating income	248	177	71	40%	315	79%	
Other income(expense):							
Interest expense, net	(25)	(41)	16	(39%)			Debt repayment of 500 in March 05, significant decrease in interest rates as a result of refinancing in Dec 2005 and reduced bank fee amortization.
Other income(expense), net	5	3	2	67%			
Income before tax, equity, minority	227	138	89	64%			
Equity in earnings of affiliates	2	3	(1)	(33%)			
Minority interest in net income	(9)	(5)	(4)	80%			
Income before income taxes	220	137	83	61%	275	80%	
Income taxes & Other	(84)	3	(87)	–			Due to reversal of valuation allowance, that was recognized in 2005(39).
Net income	137	140	(3)	(2%)	195	70%	

	9 months ended Sept. 30, '06	9 months ended Sept. 30, '05	Change Amount	Change %
OCF *1	623	518	105	20%
Margin	39%	39%	0%	-

*1: OCF (Operating Cash Flow=Revenue−Operating & programming costs−Selling, general & administrative expenses):

Assets and Liabilities*2	As of Sept. 30, '06	As of Dec. 31, '05	Change
Total Assets	5,959	5,165	794
Equity	2,654	2,514	140
Equity capital ratio to total assets	45%	49%	(4%)
Debt (including capital lease obligations	2,253	1,851	402
Net Debt	2,154	1,498	656
D/E Ratio (Net)	0.81	0.60	0.21

*2: Since we acquired shares of CW on Sep 28th, financial data of CW Group is reflected in Assets and Liabilities.

Capital Expenditure	9 months ended Sept. 30, '06	9 months ended Sept. 30, '05	Change Amount	Change %
Capital expenditures	345	237	108	46%
Capital lease expenditure	83	112	(29)	(26%)
Total	428	349	79	23%

Cash Flows	9 months ended Sept. 30, '06	9 months ended Sept. 30, '05	Explanation of 2006 amounts
Cash provided by operating activities	525	429	OCF(623)
Cash used in investing activities	(970)	(412)	Capital expenditure(345), and Acquisition of new subsidiaries and MI purchases(633)
Free Cash Flow	97	80	(Cash provided by operating activities 525) - (Capital expenditure incl. Capital Lease 428)
Cash generated from (used in) financing activities	191	259	Proceed from long-term debt and short-term loans(+761), Principal payment of long-term debt and capital lease(-563)
Increase/(decrease) in cash	(254)	275	

(Cautionary note regarding future-related information)
The forecasts contained in this report have been prepared on the basis of information that is currently available. Because such estimates are inherently very uncertain, actual results may differ from the forecasts. The Company does not guarantee that it will achieve these estimated results and advises readers to refrain from depending solely on these forecasts. Readers should also note that the Company is under no obligation to revise this information on a regular basis.

J:COM

Highlights of 2006 Q3 (2/2)

October 26, 2006

Jupiter Telecommunications Co., Ltd.

J:COM Group	As of Sept. 30, '06	As of Dec. 31, '05	Change		Explanation of changes
Consolidated subsidiaries					
CATV company (including CW group)	24	17	7	(a)	Inclusion of Rokko Island Cable Vision(Jan'06), Sakura Cable(Apr'06), Cable Net Shimonoseki(Aug'06), Cable West Inc and their 5 subsidiaries (Suita, Toyonaka Ikeda, Takatsuki, Higashi Osaka and Kitakawachi) Merger of KobeAshiya with Rokko, and Urawa with Media Saitama
Others	4	3	1		Kansai Multimedia Service(KMS) became subsidiary(Jan'06)
Total	28	20	8	①	
Equity-method affiliates					
Managed systems	1	2	(1)	(b)	Shimonoseki became subsidiary(Aug'06)
Others	4	5	(1)		KMS became subsidiary(Jan'06)
Total	5	7	(2)	②	
Group total ①+②	33	27	6		
Managed system operators (a)+(b)	25	19	6		

Consolidated systems (A+B)*3

Operational Data	As of Sept. 30, '06	As of Sept. 30, '05	Change	A. Existing consolidated managed systems *8 As of Sept. 30, '06	A. As of Sept. 30, '05	A. Change	B. Newly consolidated managed systems *9 As of Sept. 30, '06	CW Group *10 As of Sept. 30, '06
RGUs								
CATV	1,778,000	1,574,400	203,600	1,651,700	1,574,400	77,300	126,300	324,800
of which digital service	842,800	494,300	348,500	780,000	494,300	285,700	62,800	148,900
HS Internet access	953,100	791,700	161,400	897,700	791,700	106,000	55,400	125,700
Telephony	1,052,600	854,400	198,200	1,033,600	854,400	179,200	19,000	16,000
Total	3,783,700	3,220,500	563,200	3,583,000	3,220,500	362,500	200,700	466,500
Customers connected	2,141,400	1,865,000	276,400	1,999,500	1,865,000	134,500	141,800	357,800
Homes passed	7,644,600	6,717,100	927,500	6,934,300	6,717,100	217,200	710,300	1,397,700
Average number of RGUs per customer	1.77	1.73	0.04	1.79	1.73	0.06	1.42	-
Rate of customers taking 3 services	24.1%	22.2%	1.9%	25.3%	22.2%	3.1%	6.2%	-
ARPU *4 (Average revenue per customer per month)	¥7,756 *5	¥7,492 *6	¥264	¥7,843 *5	¥7,489 *6	¥354	¥6,253 *5	-
Monthly churn rate *7								
CATV	1.1%	1.3%	(0.2%)	1.1%	1.3%	(0.2%)	0.8%	-
HS Internet access	1.4%	1.3%	0.1%	1.4%	1.3%	0.1%	1.2%	-
Telephony	0.8%	0.7%	0.1%	0.8%	0.7%	0.1%	0.4%	-

[Reference]

Total of managed systems

Operational Data	As of Sept. 30, '06	As of Sept. 30, '05	Change
RGUs			
CATV	1,864,700	1,684,900	179,800
of which digital service	878,300	518,700	359,600
HS Internet access	992,600	837,700	154,900
Telephony	1,104,300	909,900	194,400
Total	3,961,600	3,432,500	529,100
Customers connected	2,250,000	1,996,100	253,900
Homes passed	8,171,100	7,303,100	868,000
Average number of RGUs per customer	1.76	1.72	0.04
Rate of customers taking 3 services	23.7%	21.8%	1.9%
ARPU*4 (Average revenue per customer per month)	¥7,725 *5	¥7,444 *6	¥281
Monthly churn rate *7			
CATV	1.1%	1.3%	(0.2%)
HS Internet access	1.4%	1.3%	0.1%
Telephony	0.8%	0.8%	0.0%

*3: Cable West Opening operational data is not included in "Consolidated systems", however, it is shown in "Cable West Group". These amounts are preliminary and subject to adjustments until we have completed our review of such information and determined that it is presented in accordance with our policies.

*4: ARPU is subscription fees together with various commissions and other revenue included in the "Other Revenue" line item.

*5: Monthly average for January - September, 2006

*6: Monthly average for January - September, 2005

*7: Churn Rate = monthly number of disconnects from a service / the monthly weighted average number of subscribers /12

*8: Consolidated managed systems other than *9

*9: 4 new managed systems that were consolidated after IPO 2005 (i.e. J:COM Setamachi, Cable TV Kobe, Sakura Cable, and Shimonoseki)

*10: The Cable West Group consists of 6 managed systems and an MSO. Numbers are preliminary and subject to adjustments until we have completed our review of such information and determined that it is presented in accordance with our policies.